UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 24, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	001-14236	75-2541756
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	75062
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On February 24, 2009, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months and year ended December 31, 2008. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 24, 2009, announcing its results of operations for the three months and year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 24, 2009   By: /s/ Lester C. Johnson
                                 Name: Lester C. Johnson
                                 Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 24, 2009, announcing its results of operations for the three months and year ended December 31, 2008.

Exhibit 99.1



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

<u>For Immediate Release:</u>

FELCOR REPORTS FOURTH QUARTER RESULTS – EXCEEDS HIGH GUIDANCE

IRVING, Texas…February 26, 2009 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the fourth quarter and year ended December 31, 2008.

"Our fourth quarter results were better than expected, despite a very challenging operating environment. Our results reflect extensive cost cutting measures that were implemented to protect our operating margins. In addition, our renovation program has been a resounding success, with our portfolio RevPAR increasing more than any of our peers' during 2008," said Richard A. Smith, FelCor's President and Chief Executive Officer.

Highlights:

- Agreed in principle on the material terms for a $120 million secured loan with one of the current lenders to refinance our only significant 2009 debt maturity.

- Agreed in principle on the material terms with the lead lender for a $200 million secured loan with a term of up to four years, which will allow us to repay and cancel our line of credit, accumulate cash and eliminate all of our corporate financial covenants.

- Adjusted FFO per share was $0.25 and Adjusted EBITDA was $52.3 million for the fourth quarter. This exceeded the high end of our guidance.

- Market share increased more than five percent in the fourth quarter for our 70 hotels where renovations were completed in 2007 and 2008, which is consistent with our expectations. Market share increased almost three percent for our 85 consolidated hotels.

- Hotel EBITDA margin increased 36 basis points for the full year, reflecting successful and ongoing cost cutting measures.

- RevPAR increased one percent for the full year at our 85 consolidated hotels. RevPAR declined by 8.5 percent in the fourth quarter at our 85 consolidated hotels, compared to the United States average decline of 9.8 percent. RevPAR decreased 6.6 percent in the fourth quarter at the 70 hotels where we completed renovations during 2007 and 2008.

- Net loss applicable to common stockholders for the fourth quarter was $98.1 million and included impairment charges of $63.1 million and liquidated damages of $11.1 million.

Fourth Quarter Operating Results:

Our hotels continue to outperform the industry average and their competitive sets. Revenue per available room ("RevPAR") for our 85 consolidated hotels decreased by 8.5 percent to $82.01, driven by decreases in both average daily rate ("ADR") (3.9 percent) and occupancy (4.8 percent), compared to the same period in 2007. RevPAR decreased 6.6 percent at the 70 hotels where we completed renovations during 2007 and 2008. By contrast, RevPAR for the United States and the upper upscale segment decreased by 9.8 and 11.1 percent, respectively, according to Smith Travel Research.

"I am pleased with our many accomplishments during 2008, which include increasing operating margins, successfully completing our renovation program and our renovated hotels achieving their expected market share growth. As the economic headwinds continue into 2009, our team is focused on finding ways to further reduce expenses to mitigate the decline in revenue while continuing to be creative in developing new sources of revenue. We started working with our operators last May to improve operating efficiencies and reduce headcount at our hotels. This process continued through the 2009 budget process and will result in additional savings for 2009. We also remain focused on ensuring adequate liquidity and strengthening our balance sheet. With a recently renovated portfolio that is diversified among major markets and is flagged under brands that outperform their competitors, we should continue to outperform the industry," continued Mr. Smith.

Adjusted Funds from Operations ("FFO") was $15.6 million, or $0.25 per share, compared to Same-Store Adjusted FFO of $21.8 million, or $0.34 per share, and Adjusted FFO of $21.2 million, or $0.34 per share, for the same period in 2007. Same-Store Adjusted FFO includes results from acquired hotels for the entire quarter, regardless of when acquired, and excludes sold hotels and gains from condominiums.

Hotel EBITDA decreased to $61.5 million, compared to $70.5 million in the same period in 2007, a 13 percent decrease. Hotel EBITDA margin was 24.2 percent, a 156 basis point decrease compared to the same period in 2007. Hotel EBITDA represents 100 percent of the EBITDA generated by our hotels, regardless of when acquired, and is before corporate expenses and joint venture adjustments.

Adjusted EBITDA was $52.3 million compared to Same-Store Adjusted EBITDA of $61.9 million, and Adjusted EBITDA of $58.8 million, for the same period in 2007. Same-Store Adjusted EBITDA includes results from acquired hotels for the entire quarter, regardless of when acquired, and excludes sold hotels and gains from condominiums.

Net loss applicable to common stockholders was $98.1 million, or $1.57 per share, compared to $13.0 million, or $0.21 per share, for the same period in 2007. Net loss applicable to common stockholders in the fourth quarter of 2008 includes impairment charges of $63.1 million ($54.1 million related to consolidated hotels and $9.0 million related to unconsolidated entities) and liquidated damages of $11.1 million. Because of the unprecedented conditions in the financial markets, we reviewed our entire portfolio for impairment in the fourth quarter of 2008. As a result of this review, we recorded fourth quarter non-cash impairment charges aggregating $63.1 million. Approximately $45 million of the impairment charge relates to two hotels that we do not intend to sell (one of which has a short-term ground lease and the other is owned by an unconsolidated entity and experienced an other-than-temporary decline in market value) and the remainder of the impairment is related to hotels that remain on the market to be sold.

Full Year Operating Results:

Adjusted FFO was $125.9 million, or $1.99 per share, compared to Same-Store Adjusted FFO of $113.5 million, or $1.79 per share, and Adjusted FFO of $137.2 million, or $2.17 per share, for 2007.

Hotel EBITDA increased to $316.0 million, compared to $308.1 million in 2007, a 3 percent increase. Hotel EBITDA margin was 28.0 percent, a 36 basis point increase compared to 2007.

Adjusted EBITDA was $275.8 million compared to Same-Store Adjusted EBITDA of $273.3 million, and Adjusted EBITDA of $285.1 million, for 2007.

Net loss applicable to common stockholders was $158.0 million, or $2.55 per share, compared to a net income applicable to common stockholders of $50.3 million, or $0.81 per share, for 2007. Net loss applicable to common stockholders in 2008 included impairment charges of $120.6 million ($108.0 million related to consolidated hotels and $12.6 million related to unconsolidated entities) and liquidated damages of $11.1 million. Net income in 2007 included $18.6 million gain on sale of condominiums.

EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Same-Store Adjusted FFO are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 15 for a reconciliation of each of these measures to our net income and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet/Liquidity:

At December 31, 2008, we had $1.6 billion of consolidated debt outstanding with a weighted average interest rate of 5.2 percent, and our cash and cash equivalents totaled $50.2 million. As of today, we have approximately $100 million of cash and cash equivalents, and we intend to retain excess cash for working capital because of the uncertain economic environment. We currently have drawn $188 million on our $250 million line of credit and remain in compliance with our financial covenants.

We have agreed in principle on the material terms of a new $200 million term loan, which would be secured by first mortgages on eight currently unencumbered hotels and, assuming all extension options are exercised, will not mature until 2013. This loan would not be subject to any corporate financial covenants. The material terms of this loan have been approved by JPMorgan Securities Inc. as lead arranger, and JPMorgan Chase Bank, N.A., as administrative agent, which will provide a portion of the loan. Proceeds from this loan will be used for general working capital purposes and to repay the outstanding balance on our line of credit (which will be cancelled upon repayment). We expect to close this new loan, subject to other lenders' approval, documentation, due diligence and customary conditions, by the end of April.

We have one significant debt maturity in 2009 – a $117 million non-recourse mortgage loan secured by seven hotels. We have agreed in principle on the material terms to refinance this loan for five years with Prudential Mortgage Capital, one of the current lenders, (with respect to which we have paid a non-refundable $300,000 portion of the origination fee) and are negotiating final documentation. We expect to close the refinancing upon or prior to maturity, subject to documentation, due diligence and customary conditions. Our next significant debt maturity is May 2010. We have already begun discussions with potential lenders to refinance our debt that matures in 2010 and 2011.

Our Board of Directors suspended our common dividend in the fourth quarter. We do not anticipate that we will be required to pay any further dividends in 2009 to maintain our REIT status. The suspension of our common dividend will preserve approximately $38 million of liquidity in 2009. We paid the 2008 fourth quarter dividends on our preferred stock in January 2009.

"We are taking steps to ensure adequate liquidity and extend our debt maturities. We have agreed on the principle terms with Prudential to refinance our upcoming 2009 maturity and have also agreed on the principle terms of a secured loan that removes all of our corporate financial covenants. We are pleased that we will have eliminated our near-term maturity risk and are already working on a plan to refinance the debt that matures in 2010 and 2011. Additionally, we have suspended our common dividend, postponed any further redevelopment spending and improved our cost structure through expense reductions. After completion of our planned 2009 financing transactions, our balance sheet will remain flexible with 23 hotels unencumbered by mortgage debt," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

Capital Expenditures and Development:

Overall, our renovated hotels continue to perform consistent with our expectations. While RevPAR at the 70 hotels where we completed renovations during 2007 and 2008 decreased by 6.6 percent for the quarter, compared to the same period in the prior year, market share at these hotels increased by more than five percent relative to their competitive sets. RevPAR for our five hotels under renovation during the fourth quarter, including Hotel 480 Union Square in San Francisco, decreased by 22 percent.

We spent $156 million on renovations and redevelopment projects at our hotels, including our pro rata share of joint venture expenditures, during 2008. The redevelopment of Hotel 480 Union Square is expected to be completed in the second quarter. On April 1, 2009, this hotel will be reflagged as a Marriott.

During 2009, we expect to spend $39 million on ordinary course improvements to our hotels. Additionally, we expect to spend $25 million to finalize the redevelopment of Hotel 480 Union Square and $20 million of carryover to complete the final portion of our renovation program. In the interest of building long-term value, we are moving forward with the approval and entitlement process of additional redevelopment projects. However, we are committed to a disciplined approach toward capital allocation and will not commit capital to new projects until that is prudent.

Portfolio Recycling:

Subsequent to year end, we sold the Ramada Hotel in Hays, Kansas for $3 million. This hotel was part of an unconsolidated joint venture with two other hotels. The proceeds from the sale of the hotel were used to partially repay the joint venture's mortgage loan. The remaining hotels we previously identified as non-strategic are currently being marketed for sale, but under current credit market conditions, we do not expect to sell any additional hotels during 2009.

Outlook:

Our business plan reflects a prolonged recession and continued deterioration of lodging demand through 2009, based on shrinking manufacturing output, rising unemployment and low consumer confidence. These economic factors result in an unpredictable economy and makes visibility into future demand trends very limited and impacts our ability to accurately forecast RevPAR. Therefore, we are providing a wider than normal range of guidance. While we expect RevPAR to decline sharply in 2009, our portfolio will benefit from the renovations we completed in 2008 and the conversion of our Hotel 480 Union Square to a Marriott. Therefore, we expect our portfolio to grow market share by an average of more than 100 basis points. Our guidance assumes no asset sales, other than the one unconsolidated hotel already sold.

Assuming full year 2009 RevPAR for our 85 consolidated hotels decreases between ten and 13 percent, we anticipate:

- *Adjusted EBITDA* to be between $200 million and $213 million;

- *Adjusted FFO per share* to be between $0.76 and $1.00;

- *Net Loss* to be between $77 million and $62 million; and

- *Interest expense* to be between $105 million and $107 million.

As of February 13, our senior notes were rated B1 and B+ by Moody's Investor Service and Standard & Poor's Rating Services, respectively. As a result, the interest rate on $300 million of our Senior Notes due 2011 increased by 50 basis points to 9.0 percent, which increased our annual interest expense by $1.5 million.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 88 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists primarily of upper-upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree ®, Hilton®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our fourth quarter earnings Conference Call on Friday, February 27, 2009, at 11:00 a.m. (Central Time). The conference call will be Web cast simultaneously via the Internet on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News" pages. The conference call replay will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should" "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or a further economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions and dispositions, the availability of capital, the impact on the travel industry from increased fuel prices and security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand the financial position of the Company as of and for the three months and year ended December 31, 2008.

TABLE OF CONTENTS

(a) Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Revenues:				
Hotel operating revenue:				
Room	$ 191,615	$ 197,495	$ 885,404	$ 830,978
Food and beverage	47,181	37,647	179,056	136,793
Other operating departments	14,880	12,887	62,333	51,024
Other revenue	328	477	2,983	3,089
Total revenues	254,004	248,506	1,129,776	1,021,884
Expenses:				
Hotel departmental expenses:				
Room	50,349	50,032	217,434	204,426
Food and beverage	34,954	27,873	137,243	104,086
Other operating departments	6,757	5,397	28,148	20,924
Other property related costs	72,332	67,957	302,978	275,217
Management and franchise fees	11,830	12,790	57,278	53,508
Taxes, insurance and lease expense	25,925	28,872	113,809	121,259
Corporate expenses	3,619	4,986	20,698	20,718
Depreciation and amortization	36,759	30,022	141,668	110,751
Impairment loss	54,140	-	107,963	-
Liquidated damages	11,060	-	11,060	-
Other expenses	1,990	1,112	6,538	2,825
Total operating expenses	309,715	229,041	1,144,817	913,714
Operating income (loss)	(55,711)	19,465	(15,041)	108,170
Interest expense, net	(23,903)	(23,755)	(98,789)	(92,489)
Income (loss) before equity in income from unconsolidated entities, minority interests and gain on sale of assets	(79,614)	(4,290)	(113,830)	15,681
Equity in income (loss) from unconsolidated entities	(9,868)	846	(10,932)	20,357
Minority interests	1,088	570	1,268	1,033
Gain on involuntary conversion	-	-	3,095	-
Gain on sale of condominiums	-	129	-	18,622
Income (loss) from continuing operations	(88,394)	(2,745)	(120,399)	55,693
Discontinued operations	-	(547)	1,154	33,346
Net income (loss)	(88,394)	(3,292)	(119,245)	89,039
Preferred dividends	(9,679)	(9,679)	(38,713)	(38,713)
Net income (loss) applicable to common stockholders	$ (98,073)	$ (12,971)	$ (157,958)	$ 50,326
Basic per common share data:				
Net income (loss) from continuing operations	$ (1.57)	$ (0.20)	$ (2.57)	$ 0.28
Net income (loss)	$ (1.57)	$ (0.21)	$ (2.55)	$ 0.82
Basic weighted average common shares outstanding	62,429	61,649	61,979	61,600
Diluted per common share data:				
Net income (loss) from continuing operations	$ (1.57)	$ (0.20)	$ (2.57)	$ 0.27
Net income (loss)	$ (1.57)	$ (0.21)	$ (2.55)	$ 0.81
Diluted weighted average common shares outstanding	62,429	61,649	61,979	61,897
Cash dividends declared on common stock	$ -	$ 0.35	$ 0.85	$ 1.20

-more-

Consolidated Balance Sheets

(unaudited, in thousands)

	December 31, 2008	December 31, 2007
Assets		
Investment in hotels, net of accumulated depreciation of $816,271 at December 31, 2008 and $694,464 at December 31, 2007	$ 2,279,026	$ 2,400,057
Investment in unconsolidated entities	94,506	127,273
Cash and cash equivalents	50,187	57,609
Restricted cash	13,213	14,846
Accounts receivable, net of allowance for doubtful accounts of $521 at December 31, 2008 and $307 at December 31, 2007	35,240	37,871
Deferred expenses, net of accumulated amortization of $13,087 at December 31, 2008 and $10,820 at December 31, 2007	5,556	8,149
Other assets	34,541	38,030
Total assets	$ 2,512,269	$ 2,683,835
Liabilities and Stockholders' Equity		
Debt, net of discount of $1,544 at December 31, 2008 and $2,082 at December 31, 2007	$ 1,551,686	$ 1,475,607
Distributions payable	8,545	30,493
Accrued expenses and other liabilities	132,604	134,159
Total liabilities	1,692,835	1,640,259
Commitments and contingencies		
Minority interest in FelCor LP, 296 and 1,354 units issued and outstanding at December 31, 2008 and December 31, 2007, respectively	1,458	11,398
Minority interest in other partnerships	23,784	25,264
Stockholders' equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2008 and December 31, 2007	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2008 and December 31, 2007	169,412	169,412
Common stock, $.01 par value, 200,000 shares authorized and 69,413 shares issued, including shares in treasury, at December 31, 2008 and December 31, 2007	694	694
Additional paid-in capital	2,044,498	2,062,893
Accumulated other comprehensive income	15,418	27,450
Accumulated deficit	(1,645,947)	(1,434,393)
Less: Common stock in treasury, at cost, of 5,189 and 6,705 shares at December 31, 2008 and December 31, 2007, respectively	(99,245)	(128,504)
Total stockholders' equity	794,192	1,006,914
Total liabilities and stockholders' equity	$ 2,512,269	$ 2,683,835

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Operating revenue	$ -	$ -	$ -	$ 26,522
Operating expenses	-	(59)	(13)	(18,430)
Operating income (loss)	-	(59)	(13)	8,092
Interest expense, net	-	-	-	(14)
Gain (loss) on sale of hotels, net of income tax	-	(500)	1,193	27,988
Loss on early extinguishment of debt	-	-	-	(902)
Minority interests	-	12	(26)	(1,818)
Income (loss) from discontinued operations	-	(547)	1,154	33,346
Depreciation and amortization, net of minority interests	-	-	-	14
Minority interest in FelCor LP	-	(12)	26	724
Interest expense, net of minority interests	-	-	-	27
EBITDA from discontinued operations	-	(559)	1,180	34,111
Loss (gain) on sale of hotels, net of income tax and minority interests in other partnerships	-	500	(1,193)	(27,330)
Charges related to early extinguishment of debt, net of minority interests	-	-	-	811
Adjusted EBITDA from discontinued operations	$ -	$ (59)	$ (13)	$ 7,592

Capital Expenditures
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Improvements and additions to consolidated hotels	$ 33,998	$ 39,724	$ 142,897	$ 227,518
Consolidated joint venture partners' prorata share of additions to hotels	(251)	(862)	(3,257)	(3,420)
Prorata share of unconsolidated additions to hotels	2,651	7,740	16,549	26,816
Total additions to hotels[a]	$ 36,398	$ 46,602	$ 156,189	$ 250,914

(a) Includes capitalized interest, property taxes, ground leases and certain employee costs.

Supplemental Financial Data
(in thousands, except per share information)

	December 31,	
Total Enterprise Value	**2008**	**2007**
Common shares outstanding	64,224	62,707
Units outstanding	296	1,354
Combined shares and units outstanding	64,520	64,061
Common stock price at end of period	$ 1.84	$ 15.59
Equity capitalization	$ 118,717	$ 998,711
Series A preferred stock	309,362	309,362
Series C preferred stock	169,412	169,412
Consolidated debt	1,551,686	1,475,607
Minority interest of consolidated debt	(4,078)	(7,305)
Pro rata share of unconsolidated debt	112,220	94,181
Cash and cash equivalents	(50,187)	(57,609)
Total enterprise value (TEV)	$ 2,207,132	$ 2,982,359

Dividends Per Share
Dividends declared:

Common stock	$ 0.85	$ 1.20
Series A preferred stock	$ 1.95	$ 1.95
Series C preferred stock (depositary shares)	$ 2.00	$ 2.00

Debt Summary

(dollars in thousands)

	Encumbered Hotels	Interest Rate at December 31, 2008	Maturity Date	Consolidated Debt
Senior term notes	none	8.50 %[a]	June 2011	$ 299,414
Senior term notes	none	L + 1.875	December 2011	215,000
Line of credit[b]	none	L + 0.80	August 2011	113,000
Total line of credit and senior debt[c]		5.53		627,414
Mortgage debt	12 hotels	L + 0.93 [d]	November 2011[e]	250,000
Mortgage debt	2 hotels	L + 1.55 [f]	May 2012[g]	176,267
Mortgage debt	8 hotels	8.70	May 2010	162,250
Mortgage debt	7 hotels	7.32	April 2009	117,131
Mortgage debt	6 hotels	8.73	May 2010	116,285
Mortgage debt	5 hotels	6.66	June-August 2014	72,517
Mortgage debt	2 hotels	6.15	June 2009	14,641
Mortgage debt	1 hotel	5.81	July 2016	12,137
Other	1 hotel	various	various	3,044
Total mortgage debt[c]	44 hotels	5.03		924,272
Total		5.23 %		$ 1,551,686

(a) Effective February 13, our senior notes were rated B1 and B+ by Moody's Investor Service and Standard & Poor's Rating Services, respectively. As a result, the interest rate on $300 million of our Senior Notes due 2011 was increased by 50 basis points to 9.0%. When either Moody's or Standard & Poor's increases our senior note ratings, the interest rate will decrease to 8.5%.

(b) We have a $250 million line of credit, of which $113 million is drawn. The interest rate can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.

(c) Interest rates are calculated based on the weighted average debt outstanding at December 31, 2008.

(d) We have purchased an interest rate cap that expires in November 2009 at 7.8% for this notional amount.

(e) The maturity date assumes that we will exercise three successive one-year extension options that permit, at our sole discretion, the original November 2008 maturity to be extended to 2011. In July 2008, we exercised our first one-year option to extend the maturity to November 2009, and we expect to exercise the remaining options when timely.

(f) We have purchased interest rate caps that expire in May 2009 of 6.25% for $177 million aggregate notional amounts.

(g) The maturity date assumes that we will exercise three successive one-year extension options that permit, at our sole discretion, the original May 2009 maturity to be extended to 2012, and we expect to exercise the options when timely.

Weighted average interest	5.23%
Fixed interest rate debt to total debt	51.4%
Mortgage debt to total assets	36.8%

Hotel Portfolio Composition

The following tables set forth, as of December 31, 2008, for 85 Consolidated Hotels distribution by brand, top markets and location type.

Brand	Hotels	Rooms	% of Total Rooms	% of 2008 Hotel EBITDA[a]
Embassy Suites Hotels	47	12,132	49	55
Holiday Inn	17	6,306	25	19
Sheraton and Westin	9	3,217	13	12
Doubletree	7	1,471	6	7
Renaissance and Hotel 480	3	1,324	5	5
Hilton	2	559	2	2
Top Markets				
South Florida	5	1,439	6	7
San Francisco area	6	2,141	9	6
Atlanta	5	1,462	6	6
Los Angeles area	4	899	4	6
Orlando	5	1,690	7	5
Dallas	4	1,333	5	4
Philadelphia	2	729	3	4
Northern New Jersey	3	756	3	4
Minneapolis	3	736	3	4
San Diego	1	600	2	4
Phoenix	3	798	3	3
San Antonio	3	874	3	3
Chicago	3	795	3	3
Boston	2	532	2	3
Washington, D.C.	1	443	2	2
Location				
Suburban	35	8,781	35	34
Urban	20	6,361	25	26
Airport	18	5,788	24	24
Resort	12	4,079	16	16

(a) Hotel EBITDA is more fully described on page 22.

Detailed Operating Statistics by Brand
(85 consolidated hotels)

	Occupancy (%)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
Embassy Suites Hotels	65.8	68.0	(3.3)	72.9	71.7	1.7
Holiday Inn	63.1	65.3	(3.4)	71.8	69.1	4.0
Sheraton and Westin	59.1	63.2	(6.5)	65.8	68.1	(3.3)
Doubletree	64.9	68.2	(4.9)	73.5	71.7	2.5
Renaissance and Hotel 480[a]	53.7	65.7	(18.3)	62.7	71.6	(12.3)
Hilton	48.1	49.9	(3.7)	60.6	60.2	0.7
Total hotels	63.0	66.2	(4.8)	70.9	70.3	0.9

	ADR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
Embassy Suites Hotels	136.24	141.69	(3.8)	143.54	143.10	0.3
Holiday Inn	115.05	119.89	(4.0)	120.18	117.59	2.2
Sheraton and Westin	122.64	127.62	(3.9)	124.61	126.77	(1.7)
Doubletree	131.92	139.38	(5.4)	141.62	143.11	(1.0)
Renaissance and Hotel 480[a]	162.70	166.62	(2.4)	173.98	175.21	(0.7)
Hilton	105.22	108.57	(3.1)	126.12	127.75	(1.3)
Total hotels	130.10	135.38	(3.9)	136.32	136.17	0.1

	RevPAR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
Embassy Suites Hotels	89.66	96.39	(7.0)	104.57	102.54	2.0
Holiday Inn	72.63	78.31	(7.3)	86.34	81.22	6.3
Sheraton and Westin	72.43	80.63	(10.2)	82.05	86.33	(5.0)
Doubletree	85.64	95.11	(10.0)	104.03	102.55	1.4
Renaissance and Hotel 480[a]	87.41	109.55	(20.2)	109.17	125.37	(12.9)
Hilton	50.58	54.20	(6.7)	76.38	76.86	(0.6)
Total hotels	82.01	89.63	(8.5)	96.67	95.71	1.0

(a) Decreases in occupancy, ADR and RevPAR are principally related to renovation-related disruption at Hotel 480 Union Square. We have included historical room statistics for two hotels acquired in December 2007 for periods, prior to our ownership of these hotels, for comparison purposes.

Detailed Operating Statistics for FelCor's Top Markets
(85 consolidated hotels)

	Occupancy (%)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
South Florida	71.4	72.3	(1.4)	76.9	73.2	5.1
San Francisco area	64.7	74.8	(13.5)	74.5	76.6	(2.6)
Atlanta	63.6	66.2	(3.8)	72.4	73.2	(1.1)
Los Angeles area	65.1	61.8	5.2	74.5	74.5	-
Orlando	69.7	74.3	(6.2)	76.2	76.8	(0.7)
Dallas	57.6	64.8	(11.1)	65.9	65.0	1.3
Philadelphia	67.6	69.5	(2.7)	72.9	68.9	5.8
Northern New Jersey	66.9	73.6	(9.1)	71.1	72.0	(1.2)
Minneapolis	60.7	67.5	(10.1)	70.6	74.8	(5.7)
San Diego	70.2	69.2	1.5	78.5	74.5	5.4
Phoenix	52.4	63.6	(17.5)	62.6	67.3	(7.1)
San Antonio	66.4	61.1	8.8	78.1	73.7	6.0
Chicago	64.5	70.1	(8.0)	71.9	71.5	0.5
Boston	77.3	72.3	6.8	79.2	68.6	15.4
Washington, D.C.	54.6	59.6	(8.3)	57.8	65.7	(11.9)

	ADR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
South Florida	135.70	145.04	(6.4)	148.82	151.23	(1.6)
San Francisco area	138.71	144.51	(4.0)	143.36	141.59	1.2
Atlanta	115.13	124.73	(7.7)	120.93	122.66	(1.4)
Los Angeles area	142.73	153.95	(7.3)	157.20	158.71	(1.0)
Orlando	103.26	104.96	(1.6)	106.46	105.62	0.8
Dallas	123.53	122.10	1.2	124.48	123.83	0.5
Philadelphia	160.70	146.02	10.1	151.60	138.88	9.2
Northern New Jersey	157.47	160.24	(1.7)	162.37	157.02	3.4
Minneapolis	135.72	146.38	(7.3)	144.82	144.24	0.4
San Diego	145.89	153.18	(4.8)	157.47	154.92	1.6
Phoenix	142.55	145.37	(1.9)	147.42	146.03	1.0
San Antonio	108.70	106.48	2.1	112.90	109.66	3.0
Chicago	122.89	132.18	(7.0)	126.75	131.68	(3.7)
Boston	148.69	165.15	(10.0)	154.30	158.52	(2.7)
Washington, D.C.	152.00	160.14	(5.1)	154.37	164.66	(6.2)

	RevPAR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2008	2007	%Variance	2008	2007	%Variance
South Florida	96.84	104.93	(7.7)	114.42	110.67	3.4
San Francisco area	89.78	108.10	(16.9)	106.87	108.42	(1.4)
Atlanta	73.26	82.54	(11.2)	87.60	89.85	(2.5)
Los Angeles area	92.85	95.21	(2.5)	117.10	118.26	(1.0)
Orlando	71.97	78.04	(7.8)	81.16	81.11	0.1
Dallas	71.12	79.07	(10.1)	81.99	80.47	1.9
Philadelphia	108.64	101.42	7.1	110.55	95.68	15.5
Northern New Jersey	105.37	117.93	(10.6)	115.49	113.07	2.1
Minneapolis	82.40	98.86	(16.7)	102.21	107.91	(5.3)
San Diego	102.48	106.05	(3.4)	123.64	115.36	7.2
Phoenix	74.75	92.45	(19.1)	92.23	98.32	(6.2)
San Antonio	72.22	65.05	11.0	88.21	80.84	9.1
Chicago	79.22	92.66	(14.5)	91.11	94.18	(3.3)
Boston	114.90	119.47	(3.8)	122.15	108.72	12.4
Washington, D.C.	82.98	95.39	(13.0)	89.24	108.10	(17.4)

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Income (Loss) to FFO, Adjusted FFO and Same-Store Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (88,394)			$ (3,292)		
Preferred dividends	(9,679)			(9,679)		
Net loss applicable to common stockholders	(98,073)	62,429	$ (1.57)	(12,971)	61,649	$ (0.21)
Depreciation and amortization	36,759	-	0.59	30,022	-	0.49
Depreciation, unconsolidated entities and discontinued operations	3,035	-	0.05	3,465	-	0.06
Loss on sale of hotels in unconsolidated entities	-	-	-	500	-	0.01
Minority interest in FelCor LP	(1,153)	745	(0.01)	(281)	1,354	(0.02)
Conversion of options and unvested restricted stock	-	-	-	-	341	-
FFO	(59,432)	63,174	(0.94)	20,735	63,344	0.33
Impairment loss	54,140	-	0.86	-	-	-
Impairment loss, unconsolidated subsidiaries	8,946	-	0.14	-	-	-
Liquidated damages	11,060	-	0.18	-	-	-
Conversion costs[(a)]	26	-	-	491	-	0.01
Severance costs, net of minority interests	850	-	0.01	-	-	-
Conversion of options and unvested restricted stock	-	22	-	-	-	-
Adjusted FFO	15,590	63,196	0.25	21,226	63,344	0.34
FFO from discontinued operations	-	-	-	60	-	-
FFO from acquired hotels[(b)]	-	-	-	627	-	-
Gain on sale of condominiums	-	-	-	(129)	-	-
Same-Store Adjusted FFO	$ 15,590	63,196	$ 0.25	$ 21,784	63,344	$ 0.34

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.

(b) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Net Income (Loss) to FFO, Adjusted FFO and Same-Store Adjusted FFO
(in thousands, except per share and unit data)

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income (loss)	$ (119,245)			$ 89,039		
Preferred dividends	(38,713)			(38,713)		
Net income (loss) applicable to common stockholders	(157,958)	61,979	$ (2.55)	50,326	61,897	$ 0.81
Depreciation and amortization	141,668	-	2.29	110,751	-	1.79
Depreciation, unconsolidated entities and discontinued operations	14,163	-	0.23	12,071	-	0.20
Gain on involuntary conversion	(3,095)	-	(0.05)	-	-	-
Gain on sale of hotels	(1,193)	-	(0.02)	(27,330)	-	(0.44)
Gain on sale of hotels in unconsolidated entities	-	-	-	(10,993)	-	(0.18)
Minority interest in FelCor LP	(2,433)	1,199	(0.04)	1,094	1,354	(0.03)
FFO	(8,848)	63,178	(0.14)	135,919	63,251	2.15
Abandoned projects	-	-	-	22	-	-
Charges related to early extinguishment of debt, net of minority interests	-	-	-	811	-	0.01
Impairment loss	107,963	-	1.71	-	-	-
Impairment loss, unconsolidated subsidiaries	12,696	-	0.20	-	-	-
Hurricane loss[a]	1,669	-	0.03	-	-	-
Hurricane loss, unconsolidated subsidiaries	50	-	-	-	-	-
Liquidated damages	11,060	-	0.17	-	-	-
Conversion costs[b]	507	-	0.01	491	-	0.01
Severance costs, net of minority interests	850	-	0.01	-	-	-
Conversion of options and unvested restricted stock	-	98	-	-	-	-
Adjusted FFO	125,947	63,276	1.99	137,243	63,251	2.17
FFO from discontinued operations	13	-	-	(7,565)	-	(0.12)
FFO from acquired hotels[c]	-	-	-	2,453	-	0.03
Gain on sale of condominiums	-	-	-	(18,622)	-	(0.29)
Same-Store Adjusted FFO	$ 125,960	63,276	$ 1.99	$ 113,509	63,251	$ 1.79

(a) This represents clean up costs and insurance deductible.
(b) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.
(c) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Net Income (Loss) to EBITDA, Adjusted EBITDA and Same-Store Adjusted EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Net income (loss)...	$ (88,394)	$ (3,292)	$ (119,245)	$ 89,039
Depreciation and amortization	36,759	30,022	141,668	110,751
Depreciation, unconsolidated entities and discontinued operations	3,035	3,465	14,163	12,071
Interest expense...	24,299	25,318	100,411	98,929
Interest expense, unconsolidated entities and discontinued operations...	2,032	1,417	6,237	5,987
Amortization of stock compensation	656	1,127	4,451	4,255
Minority interest in FelCor Lodging LP	(1,153)	(281)	(2,433)	1,094
EBITDA	(22,766)	57,776	145,252	322,126
Gain on sale of hotels..	-	500	(1,193)	(27,330)
Gain on sale of hotels in unconsolidated entities	-	-	-	(10,993)
Gain on involuntary conversion	-	-	(3,095)	-
Abandoned projects..	-	-	-	22
Charges related to early extinguishment of debt, net of minority interests...	-	-	-	811
Impairment loss..	54,140	-	107,963	-
Impairment loss, unconsolidated entities	8,946	-	12,696	-
Hurricane loss[a]..	-	-	1,669	-
Hurricane loss, unconsolidated entities	-	-	50	-
Liquidated damages..	11,060	-	11,060	-
Conversion costs [b]	26	491	507	491
Severance costs, net of minority interests	850	-	850	-
Adjusted EBITDA	52,256	58,767	275,759	285,127
Adjusted EBITDA from discontinued operations..............	-	59	13	(7,592)
EBITDA from acquired hotels[c]..	-	3,213	-	14,400
Gain on sale of condominiums..	-	(129)	-	(18,622)
Same-Store Adjusted EBITDA	$ 52,256	$ 61,910	$ 275,772	$ 273,313

(a) This represents clean up costs and insurance deductible.

(b) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.

(c) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Same-Store Adjusted EBITDA to Hotel EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Same-Store Adjusted EBITDA	$ 52,256	$ 61,910	$ 275,772	$ 273,313
Other revenue	(328)	(477)	(2,983)	(3,089)
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation, impairment and hurricane expense)	(4,800)	(6,233)	(24,576)	(29,095)
Minority interest in other partnerships (excluding interest, depreciation and severance expense)	814	203	3,648	311
Consolidated hotel lease expense	11,822	13,923	54,266	61,652
Unconsolidated taxes, insurance and lease expense	(1,884)	(1,726)	(8,212)	(7,314)
Interest income	(395)	(1,563)	(1,622)	(6,440)
Other expenses (excluding hurricane loss, abandoned projects, conversion costs and severance expense)	1,019	622	3,417	2,312
Corporate expenses (excluding amortization expense of stock compensation)	2,963	3,859	16,247	16,463
Hotel EBITDA	$ 61,467	$ 70,518	$ 315,957	$ 308,113

Reconciliation of Net Income (Loss) to Hotel EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Net income (loss)	$ (88,394)	$ (3,292)	$(119,245)	$ 89,039
Discontinued operations	-	547	(1,154)	(33,346)
EBITDA from acquired hotels[a]	-	3,213	-	14,400
Equity in loss (income) from unconsolidated entities	9,868	(846)	10,932	(20,357)
Minority interests	(1,088)	(570)	(1,268)	(1,033)
Consolidated hotel lease expense	11,822	13,923	54,266	61,652
Unconsolidated taxes, insurance and lease expense	(1,884)	(1,726)	(8,212)	(7,314)
Interest expense, net	23,903	23,755	98,789	92,489
Corporate expenses	3,619	4,986	20,698	20,718
Depreciation and amortization	36,759	30,022	141,668	110,751
Impairment loss	54,140	-	107,963	-
Liquidated damages	11,060	-	11,060	-
Other expenses	1,990	1,112	6,538	2,825
Gain on involuntary conversion	-	-	(3,095)	-
Gain on sale of condominiums	-	(129)	-	(18,622)
Other revenue	(328)	(477)	(2,983)	(3,089)
Hotel EBITDA	$ 61,467	$ 70,518	$ 315,957	$ 308,113

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Total revenues....................................$	254,004	$ 248,506	$ 1,129,776	$ 1,021,884
Other revenue......................................	(328)	(477)	(2,983)	(3,089)
Revenue from acquired hotels[a]........................	-	25,352	-	94,164
Same-Store hotel operating revenue	253,676	273,381	1,126,793	1,112,959
Same-Store hotel operating expenses[a]..............	(192,209)	(202,863)	(810,836)	(804,846)
Hotel EBITDA ....$	61,467	$ 70,518	$ 315,957	$ 308,113
Hotel EBITDA margin[b]....................................	24.2%	25.8%	28.0%	27.7%

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.
(b) Hotel EBITDA as a percentage of hotel operating revenue.

Reconciliation of Total Operating Expenses to Same-Store Hotel Operating Expenses
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Total operating expenses..................................$	309,715	$ 229,041	$ 1,144,817	$ 913,714
Unconsolidated taxes, insurance and lease expense....	1,884	1,726	8,212	7,314
Consolidated hotel lease expense................................	(11,822)	(13,923)	(54,266)	(61,652)
Corporate expenses	(3,619)	(4,986)	(20,698)	(20,718)
Depreciation and amortization	(36,759)	(30,022)	(141,668)	(110,751)
Impairment loss..	(54,140)	-	(107,963)	-
Liquidated damages	(11,060)	-	(11,060)	-
Other expenses	(1,990)	(1,112)	(6,538)	(2,825)
Expenses from acquired hotels[a]................................	-	22,139	-	79,764
Same-Store Hotel operating expenses...........................$	192,209	$ 202,863	$ 810,836	$ 804,846

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Ratio of operating income (loss) to total revenues	(21.9)%	7.1 %	(1.3)%	9.7%
Other revenue	(0.1)	(0.2)	(0.3)	(0.3)
Revenue from acquired hotels[a]	-	9.3	-	8.5
Unconsolidated taxes, insurance and lease expense	(0.8)	(0.6)	(0.7)	(0.7)
Consolidated hotel lease expense	4.7	5.1	4.8	5.5
Other expenses...	0.8	0.4	0.6	0.3
Corporate expenses..	1.4	1.8	1.8	1.9
Depreciation and amortization..	14.4	11.0	12.5	9.9
Impairment loss	21.3	-	9.6	-
Liquidated damages...	4.4	-	1.0	-
Expenses from acquired hotels[a]	-	(8.1)	-	(7.1)
Hotel EBITDA margin	24.2 %	25.8 %	28.0 %	27.7%

(a) We have included amounts for two hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Forecasted Net Loss to Forecasted FFO, Adjusted FFO, EBITDA and Adjusted EBITDA
(in millions, except per share and unit data)

	Full Year 2009 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount	Dollars	Per Share Amount
Net loss..$	(77)		$ (62)	
Preferred dividends	(39)		(39)	
Net loss applicable to common stockholders..................	(116) $	(1.84)	(101) $	(1.60)
Depreciation	165		165	
Minority interest in FelCor LP...	(1)		(1)	
Adjusted FFO .... $	48 $	0.76[a]	$ 63 $	1.00[a]
Net loss..$	(77)		$ (62)	
Depreciation	165		165	
Interest expense...	107		105	
Amortization expense...	6		6	
Minority interest in FelCor LP...	(1)		(1)	
Adjusted EBITDA... $	200		$ 213	

(a) Weighted average shares and units are 63.5 million.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items, including but not limited to these described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO and Adjusted EBITDA when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

To derive same-store comparisons, we have adjusted Adjusted FFO and Adjusted EBITDA to remove discontinued operations and gains on sales of condominium units; and have added the historical results of operations from the two hotels acquired in December 2007.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating from continuing operations all revenues and expenses not directly associated with hotel operations including corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis including the historical results of operations from the two hotels acquired in December 2007.

Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, EBITDA or Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share should not be used as a measure of amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

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